

Exhibit 99

Filed by Peoples Bancorp Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ASB Financial Corp.
Commission File No. 16772

Peoples Bancorp, Inc. [PEBO]

Q3 2017 Results Conference Call

Tuesday, October 24, 2017, 11:00 a.m. ET

Officers:
Chuck Sulerzyski, President & CEO
John Rogers, EVP, Treasurer & CFO

Analysts:
Scott Siefers, Sandler O'Neill & Partners
Michael Perito, KBW
Kevin Reevey, D.A. Davidson
Daniel Cardenas, Raymond James
Scott Beury, Boenning & Scattergood

Presentation

Operator: Good morning and welcome to the Peoples Bancorp Incorporated Conference Call. My name is Chad and I will be your conference facilitator today. Today's call will cover a discussion of the results of operations for the quarter and nine months ended September 30, 2017. (Operator Instructions) This call is also being recorded. If you object to the recording, please disconnect at this time.

Please be advised that the commentary in this call will contain projections or other forward-looking statements regarding Peoples' future financial performance or future events. These statements are based on Management's current expectations. The statements in this call which are not historical fact are forward-looking statements and involve a number of risks and uncertainties detailed in Peoples' Securities and Exchange Commission filings. These include, but are not limited to, the success, impact and timing of the implementation of Peoples' business strategies, including the successful integration of acquisitions and the expansion of consumer lending activity, the competitive nature of the financial services industry, changes in the interest rate environment, uncertainty regarding the nature, timing, cost and effects of federal and/or state banking, insurance and tax regulations, changes in policy and other regulatory and legal developments, including uncertainty or speculation about the enactment of changes by the current presidential administration, and changes in economic conditions and/or activities.

Management believes the forward-looking statements made during this call are based on reasonable assumptions within the bounds of their knowledge of Peoples' business and operations. However, it is possible actual results may differ materially from the forward-looking statements. Peoples disclaims any responsibility to update these forward-looking statements after this call, except as may be required by applicable legal requirements.

Peoples' third quarter 2017 earnings release was issued this morning and is available at peoplesbancorp.com under the Investor Relations tab. A reconciliation of the non-GAAP financial measures discussed during this call to the most directly comparable

GAAP financial measures is included at the end of the earnings release. This call will include about 20 to 25 minutes of prepared commentary, followed by a question-and-answer period, which I will facilitate. An archived webcast of this call will be available on peoplesbancorp.com in the Investor Relations section for one year.

Participants in today's call will be Chuck Sulerzyski, President and Chief Executive Officer, and John Rogers, Chief Financial Officer and Treasurer. And each will be available for questions following opening statements.

Mr. Sulerzyski, you may begin your conference.

Chuck Sulerzyski: Thank you, Chad. Good morning. As we announced earlier this morning, we have signed a definitive agreement with ASB Financial Corp. ASB has six full service branches and two loan production offices that we believe will complement our current footprint in Southern Ohio and Northern Kentucky, as well as double our mortgage production. We are beginning to work towards completing all the required regulatory filings and we are initially projecting a close in the second quarter of 2018.

As it relates to earnings, we reported record quarterly net income for the third straight quarter. Net income was $10.9 million or $0.60 per diluted share, an increase of 12% over the second quarter and 40% over the third quarter of 2016. Through the first nine months of 2017, net income was $29.5 million or $1.61 per diluted share, and was 24% higher than 2016.

During the third quarter, we benefited from a gain of $1.8 million on the sale of certain equity investment securities, which John will discuss in a few minutes.

We are keenly focused on evaluating our business and improving our existing operations. This has resulted in several positives for the quarter, including
- net interest income growth
- reduced non-interest expenses
- steady loan growth, and
- improved credit quality metrics.

We have enjoyed positive operating leverage eight of the last nine quarters when comparing quarterly amounts to the same quarter in the prior year. For comparative purposes, the last five of these quarters were not impacted by acquisitions. During that time, our average quarterly revenue growth compared to the same quarter in the prior year was 5% and our quarterly expenses on average were flat on a percentage basis. Our quarterly efficiency ratio is the lowest it has been in the last seven years.

Loan balances grew 6% annualized compared to both June 30, 2017 and December 31, 2016. Our indirect consumer lending grew 39% annualized during the quarter, adding nearly $30 million of loan balances. Commercial loans grew $17 million and were mostly driven by higher commercial and industrial loan balances.

Compared to September 30, 2016 loan balances grew 7%, commercial loans grew $101 million or 8%, while indirect consumer loans grew $106 million or 46% during this period.

Provision for loan losses increased during the quarter with loan growth outpacing improvements in asset quality. The net charge-off rate for the quarter was 16 basis points and was 12 basis points through the first nine months of 2017. Although our rate was slightly higher this quarter, we continue to see relatively low net charge-off rates compared to our historical rates.

Non-performing assets were down slightly compared to the second quarter. Classified loans declined $11.4 million or 22% during the quarter, while criticized loans were down $13.2 million or 12%. During the third quarter of 2017, the improvement in classified and criticized loans was mostly due to a large commercial loan relationship that was upgraded. In total, non-performing assets and classified loans have declined 26% from December 31, 2016.

Our OREO balances decreased 58% compared to June 30, 2017.

Delinquency trends were stable during the third quarter as approximately 98.8% of our portfolio was considered current at September 30, 2017, compared to 98.9% at June 30, 2017 and 98% at December 31, 2016.

Fee-based revenues decreased to 32% of total revenue for the first nine months of 2017 compared to 33% in 2016. While we continue to focus on growing fee-based income, our successive loan growth drove higher net interest income and caused the reduction in our fee-based revenues as a percent of total revenue.

Total non-interest expense declined slightly during the third quarter and was up 1% during the first nine months of 2017, compared to 2016. Additional marketing expenses incurred during the third quarter were offset by reductions in professional fees and electronic banking expense, while most of the categories were relatively flat compared to the second quarter of 2017. Year-to-date, our salaries and employee benefits cost increased 7%, which was primarily due to higher incentive compensation tied to corporate performance for 2017. This increase was mostly offset by reductions in professional fees, communication expense, and amortization of other intangible assets.

During the first nine months of 2017, we generated positive operating leverage compared to 2016. Revenue growth of 6% has outpaced expense growth of 1%. During the third quarter and the first nine months of 2016, we recognized system upgrade costs. Excluding these costs, we still generated positive operating leverage year-to-date compared to 2016, as revenue growth of 6% outpaced expense growth of 2%. We continue to focus on growing revenues while being thoughtful about our expenditures.

Our efficiency ratio declined in the third quarter to 60.7%, compared to 61.2% in the prior quarter and 64.3% in the third quarter of 2016. During the first nine months of 2017, the efficiency ratio improved to 62.2%, compared to 64.6% in 2016.

I will now turn the call over to John to provide additional details around gains on investment securities, net interest income and margin, fee-based income, and balance sheet and capital activities.

John Rogers: Thanks, Chuck.

During the third quarter, we reduced our position in certain bank equity investment securities. This action was taken as a result of the high amount of appreciation on these securities. The sales completed during the third quarter of 2017 resulted in gains and investment securities of $1.8 million and are not a normal occurrence for our business.

We continue to see the positive impact our loan growth is having on net interest income. Although there was no interest rate increase announced by the Federal Reserve during the third quarter, the rise in interest rates during the first half of 2017 has provided growth in net interest income as increases and earning asset yields have outpaced higher funding costs. Net interest income increased 4% compared to the prior quarter, and was up 12% compared to the third quarter of 2016. During the first nine months of 2017, net interest income increased 8%, compared to 2016.

Our net interest income and margin improved partially due to proceeds of $611,000 received on an investment security for which we previously recorded an other-than-temporary-impairment. These proceeds were unexpected and we have no indication that there could be additional revenue from this security. These proceeds added approximately 8 basis points to the net interest margin during the third quarter of 2017.

Net interest margin expanded to 3.67%, compared to 3.62% in the prior quarter, and 3.54% in the third quarter of '16. During our last call, we mentioned we had some prepayments on investment securities, which had a positive impact on net interest margin during the second quarter of 2017. On a year-to-date basis to 3.5% in 2016, net interest margin increased to 3.61% compared. Our funding cost increased slightly during the quarter, mainly due to higher overnight borrowing cost coupled with modest increases in our deposit rates. If you recall from the second quarter call, we stated that we made slight increases in certain deposit rates late in the second quarter.

Accretion income, which is net of amortization expense from acquisitions, increased 11% during the third quarter compared to the prior quarter, and was up 2% from the third quarter of 2016. Accretion income added 10 basis points to net interest margin during the third quarter and prior quarter, and 11 basis points from last year. During the third quarter, we completed our annual re-estimate of expected cash flows for purchase of credit impaired loans, which resulted in an adjustment to accretion income and had a positive impact for the quarter. For the first nine months of 2017, accretion income added 10 basis points to the net interest margin, but declined 10% compared to 2016. We will continue to see accretion income decrease as the acquired portfolios reduce over time.

Our fee-based income declined 7% during the quarter, largely due to lower commercial loan swap fees and the $437,000 gain on the sale of a government guaranteed portion of a loan during the second quarter. Trust and investment income declined during the quarter, mostly from lower fiduciary fees associated with tax billings that occur in the second quarter. Service charges on deposit accounts increased slightly during the quarter and were driven by overdraft fees. Compared to the third quarter of '16, fee-based income declined 7%, mostly due to lower commercial loan swap fees and lower service charges on deposit accounts.

Year-to-date, fee-based income grew 1% as increases in trust and investment income, bank-owned life insurance income, and mortgage banking income outpaced reductions in service charges on deposit accounts. Our trust and investment income has grown 8% during the first nine months of 2017, compared to 2016, and has been attributable to higher assets under administration and management, coupled with the production with the seasoned team of professionals within that business.

The investment securities portfolio was relatively flat compared to June 30, 2017, and continues to comprise 25% of total assets.

At September 30, 2017, our core deposits, which exclude $436 million of CDs, increased $15 million compared to June 30, 2017. Our period-end total deposits were relatively flat compared to June 30, 2017. Average total deposits increased $118.1 million or 5% compared to the third quarter of 2016.

We have developed new checking account product offerings for consumers and began migrating customers to these new products during the third quarter, and will conclude the migration early in the fourth quarter. During this migration, customer accounts were evaluated based on certain characteristics and some accounts that were traditionally non-interest-bearing are being converted to our lower rate interest-bearing demand deposit account. As a result, shifts and balances have occurred between non-interest-bearing and interest-bearing demand account balances during the third quarter of 2017. These new products also have increased maintenance fee requirements. And we expect certain of these accounts will result in higher fee-based income in future periods.

Total demand deposits increased to 42% of deposits at September 30, 2017, compared to 40% at June 30, 2017 and December 31, 2016.

Stockholders equity continues to grow and has mainly been driven by our strong earnings. Our tangible equities to tangible asset ratio also improved and grew 40 basis points compared to December 31, 2016, while our tangible book value increased 8% over the same period.

We make it a priority to maintain healthy capital ratios, exceeding well capitalized status. Our common equity Tier 1 capital ratio was 13.3% at September 30, 2017, while our Tier 1 capital ratio was 13.6%, and our total risk-based capital ratio was 14.5%. The increase in our capital ratios compared to June 30, 2017 was largely due to earnings, net of dividends paid, increase in our stockholders equity, which outpaced the increase in net risk weighted assets.

This morning we announced our quarterly dividend, which remained at $0.22 per share. We will continue to reevaluate our dividend payout ratio in future periods.

I will now turn the call back to Chuck for his final comments.

Chuck Sulerzyski: Thanks, John.

We continue to develop our unique value proposition. Less than 10% of banks engage in insurance. Even fewer banks have a proprietary retirement plan offering. We are proud of our ability to deliver these solutions to our clients. Our experienced professionals take great care in the delivery to the client. We do not just sell products to clients. We create a relationship with our clients and only do what is in their best interest.

As John mentioned earlier, we introduced our new checking account offering to consumers. This resulted in a shift from non-interest-bearing balances to interest-bearing demand accounts. This only serves as one indicator of our commitment to our clients and the strides we are taking every single day in making this experience optimal.

Our disciplined approach when it comes to clients, as well as expense management, is part of the driving force behind our increased earnings over the last several quarters. We have made and will continue to make investments that are meaningful to assure our ability to compete with the most sophisticated banks in the country.

All of our efforts, both in the front and back of the house, have led to increases in earnings per share, return on average assets, return on average stockholder equity, reductions in the efficiency ratio, improvements in our credit quality metrics. I am thankful for the perseverance and dedication of our associates that have driven our performance.

Moving on to our expectations through the fourth quarter of 2017.
- We expect to achieve point-to-point loan growth of 5% to 7% for the full year.
- We anticipate that provision for loan losses in the fourth quarter will be similar to the third quarter.

- We believe net interest margin will be between 3.55% and 3.60% for the fourth quarter.
- Our fee-based revenue is expected to increase slightly during the fourth quarter, as we expect some seasonal increases in consumer-related fees and the new checking account offerings are likely to begin to benefit fee-based revenue.
- We anticipate that we will generate positive operating leverage for the full year of 2017.
- We expect quarterly non-interest expenses during the fourth quarter to be near $27 million.
- We believe our effective tax rate for 2017 will be approximately 31.5%, and
- We are targeting an efficiency ratio of 61% to 63% for the full year of 2017.

In addition, here are some early thoughts around 2018, which excludes the benefit of our announced acquisition.
- We expect point-to-point loan growth of 5% to 7%.
- We expect an increase in credit costs in 2018.
- We believe net interest margin will be approximately 3.6%. Fee-based revenue growth is expected to be between 2% and 4%.
- We expect non-interest expense growth to be between 2% and 4% for 2018.
- Our target efficiency ratio for 2018 is between 60% and 63%.

As it relates to the ASB acquisition, we are currently projecting a closing in mid-April of 2018. We believe this deal will be accretive to earnings by approximately $0.06 to $0.07 in 2018 and $0.13 to $0.15 in 2019, excluding one-time costs. The majority of the one-time acquisition costs will be recognized during the second quarter of 2018. However, we anticipate that the fourth quarter of 2017 will include approximately $400,000 to $500,000 of one-time acquisition costs.

We also completed a small insurance agency acquisition in the Cleveland, Ohio area at the beginning of October. The acquisition will provide our current clients in Northern Ohio region with a more robust service offering. The impact to the bottom line in 2017 and 2018 will be minimal.

This concludes our commentary and we will open the call for questions. Once again, this is Chuck Sulerzyski and joining me for the Q&A session is John Rogers, Chief Financial Officer.

I will now turn the call back to the hands of our call facilitator.

Thank you.

Question-and-Answer

Operator: (Operator Instructions) Scott Siefers, Sandler O'Neill & Partners.

Scott Siefers: Good morning, guys.

Chuck Sulerzyski: 'Morning, Scott.

Scott Siefers: Let's see, the first question was maybe for you, John. Just a direction of the core margin, where you see that trending from this quarter's 3.49%. And I appreciate the guidance you gave, Chuck, on the reported margin of 3.55% and 3.60% in the fourth quarter, and then 3.60% in 2018. But just your thoughts on the core margin. And then, can you guys talk just a little about what the--sort of this change in the deposit complexion, the shift, what that does to your rate sensitivity. In other words, kind of moving into some more interest bearing deposits versus the non-interest bearing.

John Rogers: Sure. Yes. Scott, on the core margin. I think as we look at it there is definitely some positives we see going forward, right? So we would anticipate the numbers that Chuck gave out on the gross is a rate increase in December, another one mid-year in '18. So we think that's going to be positive. Some of the swaps and that stuff we did last year will kick in next year, so those should be positive. So we would expect the core to increase somewhat there with an offset as there will still be some decline accretion income as we go throughout the year. So net-net, that's kind of how we get down to the 3.60% number. So I think you're going to see a pick-up in the core margin as we proceed throughout--end of '17 and into 2018.

With respect to the new interest-bearing account or the interest-bearing product that--we did say lower--lowest account product. It's pretty much a smaller interest rate. It should not have a large impact on our interest rate sensitivity as we move forward. The majority of our accounts I think will still be in the non-interest-bearing world when we get everything migrated and it all shakes out. So it should not be a large impact. It's not tied to any index or anything of that nature. The interest rate is completely discretionary.

Scott Siefers: Perfect, thank you. And then, maybe Chuck, just some thoughts on fee growth. So the service charges, the year-on-year pace on--of decline has kind of accelerated. I know you guys alluded to some fees that should come from the newer deposit offerings. But even looking into next year, the 2% to 4% fee growth is a little lower than I would have kind of thought from you guys, just given your historical strength as a fee generator. So just curious your thoughts on sort of where you're doing well, where you might need to reinvigorate a little momentum, etcetera.

Chuck Sulerzyski: Sure. I think that you see the insurance business and the trust business continue to do well. Our trust and investment business has been double-digits, high single-digits for a number of years. We probably see that backing off a little bit, but still high single-digits next year. Insurance has been facing market issues in terms of premiums. I think that will change. But those changes we probably will not see until 2019. We obviously just had a large net number of cats. Moving more towards the traditional banking fees, the consumer fees continue to erode, and I think that's a trend that others are experiencing, too. I'm optimistic that our commercial activities in swaps for the interest rate environment performs as people think, maybe slightly better than we've indicated. But most of the issues are I would say more on the consumer side being offset by investments and insurance.

Scott Siefers: Okay. That sounds good. I appreciate the color.

Operator: Michael Perito, KBW. Please go ahead.

Michael Perito: Hey, guys. Thanks for taking the questions.

John Rogers : Yes. Good morning.

Chuck Sulerzyski: How are you doing?

Michael Perito: Good. Thank you. I wanted to maybe start on some of the commentary for next year. You mentioned it was kind of isolated from the deal. And I guess for number one, just curious how--it seems like this ASB has a fairly decent size mortgage operation that you guys mentioned you are excited about in the press release. I'm just curious what your thoughts are on how that's going to kind of fit into the rest of your fee income strategy. But also, if that will have any kind of drift higher effect on the efficiency ratio once it's brought onboard.

Chuck Sulerzyski: No. I think we'll be fine - I don't think the efficiency ratio will drift higher as a result of that. I think we'll be able to take out 35% of the cost. I think that the mortgage business, they will produce probably more mortgages this year than we will. I think that we can leverage some of that capability more broadly. So I'm optimistic in terms of what it can do for us from an earnings perspective. So I'm pretty comfortable with that.

I also would add, if I can for a minute, on the deal, it helps us from a geography standpoint. We had some of our markets, Ashland and Huntington, south of where we've acquired. And we had the western franchise and the kind of eastern franchise in the southern part of Ohio. This gives us a couple of branches to help fill in between the two. So it makes our distribution more logical. And I think the deal metrics are compelling in terms of less than fifteen times earnings, less than a two-year earn back. I mean I think all around in terms of our capabilities, in terms of distribution, this is very beneficial for our shareholders.

Michael Perito: And then, maybe sticking on that topic for a second, Chuck. I mean, obviously, you guys have been vocal about waiting for the right one, but getting back involved in the bank acquisition space. This deal seemingly, as you mentioned, price-wise seems very reasonable. From some of your competitors, granted they are bit more north in the state, but it seems from what I've gathered, it seemed like Ohio M&A pricing has still had a little bit of a gap between sellers and buyers. Just curious as to what you see in the market in the areas where you're looking today, and what your outlook is for participating in additional M&A going forward.

Chuck Sulerzyski: I mean we continue to have conversations. We probably have seen more books in the last six months than we saw in the previous 12 months before that. So I think that there are signs that activity is increasing. We generally have shied away from some of the pricier deals in let's say Central Ohio, the Columbus markets. We just can't get comfortable with what some of those premiums are. I would say there is probably some upward pressure on pricing. But we will stay disciplined and do deals that make sense for us strategically and financially. If we happen to do another deal soon, great. If we don't do another deal for a couple years, that's okay, too. We really are focusing on the organic growth and the continuous focus on the operating leverage. And we see the deals as complementary. So we're optimistic that we'll get more opportunities, and we're grateful for the ones that we've had. And we'll see what the future brings.

Michael Perito: Okay, that's helpful. Thanks, Chuck. And then, just one last one for me. The point-to-point loan growth next year, 5% to 7%. This year just kind of looking at the balances, mostly driven it seems by consumer--indirect consumer and some construction expansion through the first nine months at least. Curious as to whether you expect that to maybe be similar next year or if there is other expectations around what will drive in total that point-to-point loan growth expectation.

Chuck Sulerzyski: I think we've had good balanced growth between consumer and commercial. The indirect has been very good for us. But we've had mortgage run off on the balance sheet. Our stats that we gave did not include the deal. But I think that they might be able to help us prevent some of that mortgage erosion. I think that we'll continue to see good C&I growth. We've enjoyed great C&I growth now for many years. I think there's opportunities there. We've also, as previously mentioned, have made the investments in the floor plan systems that will be up and running in the fourth quarter. And we expect to see some growth there that we have not enjoyed in the past. So again, we're very much focused on the credit quality. We've seen great credit improvements this year. And if we can get 5% to 7% growth and keep our credit quality and keep the focus on operating leverage and blend this deal in, we'll have a much stronger performing bank 12 months from now than we do today.

Michael Perito: Got it. Thanks, guys. Appreciate the color.

Chuck Sulerzyski: Thank you.

John Rogers: You're welcome.

Operator: Kevin Reevey, D. A. Davidson.

Kevin Reevey: Good morning, guys.

Chuck Sulerzyski: Good morning, Kevin.

John Rogers: Hey, Kevin.

Kevin Reevey: Chuck or John, it looks like ASB has a high loan-to-deposit ratio. It's over 100%. Do you see any opportunities in terms of re-optimizing their balance sheet to really get additional spread income from the combined entity since your loan-to-deposit ratio is below 100%?

Chuck Sulerzyski: Yes. I think that we can--I think there's opportunities there. I think there's opportunities with their investment portfolio. I think that we should be able to hopefully get a few basis points out of it. It's relatively small compared to us, so it's not going to move the needle greatly, but it should help.

John Rogers: We also--there is also more opportunity in the marketplace, we believe, that we have more capability and higher capacity to do deals. So we think that's very beneficial over time, that we should see some of that from a balance sheet perspective.

Kevin Reevey: And then, as we model in ASB, it looks like ASB has a significant portion of their non-interest income from--comes from gain on sales of loans. How should we kind of think about that as we're modeling ASB with Peoples?

Chuck Sulerzyski: That is the mortgage business. They produce the loans and sell them, so you're going to see that gain on sale continue.

John Rogers: They have a servicing release model and that's the gain from there. And they've had a steady growth in that business over the last few years. And we would continue to see that be to our advantage and continue to see some growth as that moves forward.

Kevin Reevey: And then, lastly, your bank securities portfolio. Is that pretty much unwound, or do you still have some exposure there?

John Rogers: No. We still have exposure there. I believe there's a good amount of gains that are sitting in that. And as the opportunities arise, we might take some of that. But we have no current plans at the moment to do any of that so far. So there's about $6 million of additional gains that are sitting I believe in that portfolio. We disclose that in the Q. You'll see that.

Kevin Reevey: Great. Thank you.

John Rogers: You're welcome.

Chuck Sulerzyski: Thank you.

Operator: Daniel Cardenas, Raymond James.

Daniel Cardenas: Hey. Good morning, guys.

John Rogers : Good morning, Dan.

Chuck Sulerzyski: Hi, Dan.

Daniel Cardenas: Just a couple of quick questions here. In terms of deposit growth, thank you for the color on the loan growth side. But should we kind of expect deposit growth to mimic loan growth in the coming year?

Chuck Sulerzyski: No. It would be a little less than the loan growth.

John Rogers: Yes. We think we've had pretty good loan growth, especially in the commercial side. We've had a pretty good run there, and we expect some of it to continue--retail, we expect to continue some. We think the new products benefit us. The new products--you can waive the maintenance fees by having more of a relationship with us from a loan and deposit perspective. So we think that will be beneficial. And the early returns are positive with respect to the conversations that the sales force is having. And we also--as we look outward into 2018 and the growth in the loans that we've had over the last couple of years, there might be some opportunity to reduce the size of our investment portfolio as a percent of assets. So that possibility exists and I would anticipate doing some of that, if loan growth and everything else plays out like we think.

Daniel Cardenas: All right. And so, that investment portfolio you said roughly is around 25%. What's kind of the low water mark for you guys? Where would you ultimately like to see that as a percentage of total assets?

John Rogers: I think down the road, not in 2018, but after that, probably approaching the 20% mark, if not a little lower. But it wouldn't be that low in 2018.

Daniel Cardenas: Okay. And then, just a clarification question for me. You had mentioned that you're looking for non-interest expense to be approximately $27 million in Q4. Does that include the $400,000 to $500,000 merger-related number that you mentioned?

Chuck Sulerzyski: No, it does not.

Daniel Cardenas: So what's kind of the driver Q4 to Q3 on the increase on the expense side?

Chuck Sulerzyski: We've been pretty close to $27 million for several quarters. It's just not linear, I guess. It's bouncing around. But it's been--I think $27 million is the guidance that we've been giving for a while per quarter.

Daniel Cardenas: Okay. All right. Fair enough. All right. Thanks, guys. Good quarter.

John Rogers: Thank you.

Operator: (Operator Instructions) Scott Beury, Boenning and Scattergood. Please go ahead.

Scott Beury: Hey. Good morning, guys.

John Rogers: Good morning, Scott.

Chuck Sulerzyski: How are you doing?

Scott Beury: Doing well. I guess I just had a couple of housekeeping questions on the deal. Is it possible for you to provide us with the rate mark that you assumed in projecting for this one?

Chuck Sulerzyski: The rate mark or the credit?

Scott Beury: The rate mark--.

John Rogers : --The loan mark.

John Rogers: The loan mark was about 1.4%--the credit mark.

Scott Beury: Okay. And you don't have the rate mark, though? Obviously, that's going to change between now and when the deal closes, right?

John Rogers: It was around 60 basis points.

Scott Beury: Okay. Yes. Just trying to get in the ballpark there. And similarly, is there a number that you kind of looked at for the core deposit intangible?

John Rogers: Around 1.5%.

Scott Beury: Okay, perfect. And kind of strategically looking at this deal, it's going to give you some nice backfill in some of the markets down in the southwest. And I guess I'm just curious, is there an idea of what the incremental growth opportunity is going to be here with adding this piece to the franchise?

Chuck Sulerzyski: Well, I think the opportunity for us with this acquisition is the mortgage capability that they have. They have a team that focuses in the Cincinnati marketplace. And we think that we can potentially export that capability to Columbus or Cleveland or Louisville, and we think that there is opportunity there. In terms of the market fill that this provides, better options for our clients--for their clients. Today they don't have an investment offering. They don't have an insurance offering. We obviously have much more fire power from a lending limit than they do. So we will be able to bring much more to their clients. So we think that it will help us in the mortgage business and it will be good all around.

Scott Beury: And I guess as a follow-up to that, in their commercial side of their book, do they have a lot of participations?

John Rogers: No. Nothing significant.

Scott Beury: Okay. All right. I think that's all I had. Congrats on the deal, and I appreciate the color.

John Rogers : You're welcome.

Chuck Sulerzyski: Thank you.

Operator: At this time, there are no further questions. Mr. Sulerzyski, do you have any closing remarks?

Chuck Sulerzyski: Yes. I want to thank everyone for participating. Please remember that our earnings release and a webcast of this call will be archived on peoplesbancorp.com under the Investor Relations section. Thanks for your time and have a great day.

Operator: The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Important Information for Investors and Shareholders:

     This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of Peoples Bancorp Inc. ("Peoples"). Peoples will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this news release with the Securities and Exchange Commission ("SEC") to register the shares of the Peoples common stock to be issued to the shareholders of ASB Financial Corp. ("ASB"). The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of ASB in advance of its special meeting of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about Peoples, ASB and the proposed transaction. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, free of charge, on Peoples' website at www.peoplesbancorp.com under the tab "Investor Relations" or by contacting Peoples' Investor Relations Department at: Peoples Bancorp Inc., 138 Putnam Street, PO Box 738, Marietta, Ohio 45750, Attn: Investor Relations.

     Peoples and ASB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ASB in connection with the proposed merger. Information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples' 2017 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 8, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph, when it becomes available.